Exhibit (a)(5)(B)

Black Pearl Equities – Registered Shareholder Pre-Recorded Message

Hello, this is Black Pearl Equities reaching out with an important message for shareholders of Selectis Health.

Black Pearl Equities has commenced a tender offer to purchase all outstanding shares of Selectis Health common stock for $5.75 per share in cash, subject to the terms and conditions described in the Offer to Purchase.

If you hold your shares directly in your name, please complete and return the required Letter of Transmittal and any other required documents to the depositary in accordance with the instructions included in your tender offer materials. To ensure timely processing, please submit your completed documents before the expiration of the offer.

If you have any questions about the tender offer, need replacement materials, or require assistance completing the tender process, please contact Laurel Hill Advisory Group, the Information Agent for the offer, toll-free at 844-305-2265 or by email at GBCS@laurelhill.com.

Thank you for your time.

Important Information

This communication is for informational purposes only and it is neither an offer to purchase nor a solicitation of an offer to sell shares of Selectis’ common stock. Black Pearl Equities has filed a Tender Offer Statement on Schedule TO, containing an Offer to Purchase, a form of Letter of Transmittal and other related tender offer documents with the SEC, and Selectis has filed a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC. Selectis’ stockholders are strongly advised to read these tender offer materials carefully and in their entirety, as they may be amended from time to time, because they contain important information about the tender offer that Selectis’ stockholders should consider prior to making any decisions with respect to the tender offer. Selectis’ stockholders may obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov or by directing a request to the information agent toll free at (844) 305-2265.